Annual Report 2006

KIMBER RESOURCES


AMERICAN
STOCK EXCHANGE
Equities Options ETFs
.COMES.KIMBER.RESOURCES.INC..KBX





GROWING

with Our Communities


Monterde
DALLAS
Fort Worth
El Paso
Austin
San Antonio
HOUSTON
Corpus Christi
Chihuahua
Hermosillo
Torreón
Saltillo
MONTERREY
Tampico
Veracruz
Mazatlán
La Paz
Acapulco
GUADALAJARA
GULF OF MEXICO
Bahia de Campeche

CORPORATE PROFILE

Kimber Resources Inc. (AMEX: KBX, TSX: KBR) is a development and exploration company that owns the 28,000 hectare Monterde project in Chihuahua State, Mexico. The Montrede property is 100% owned, free of royalty, and is located approximately 260 kilometres south-west of the city of Chihuahua.

The Company's business strategy is to advance the Carmen deposit to feasibility while continuing an exploration program to add and upgrade resources on other targets under the Company's control. In a belt where many projects have recently been brought to production but have been worked on for more than a decade, the Company believes that Monterde has a good probability of demonstrating multi-million ounce deposits.

The Company will continue to strive to add value for shareholders through developing and advancing assets which can demonstrate consistent growth in a manner that is technically sound.

Kimber Resources Inc., is based in Vancouver, British Columbia and trades on the American Stock Exchange under the symbol "KBX" and on the Toronto Stock Exchange under the symbol "KBR."

CHARTING KIMBER'S PERFORMANCE

(compared against change in Gold, Silver, XAU and S&P TSX Composite)



PERCENTAGE CHANGE
700
600
500
400
300
200
100
0
-100
2002
2003
2004
2005
2006
Kimber share price
Gold price
Silver price
XAU
S&P TSX Composite Index

Fiscal year 2006 saw continuous growth across virtually all aspects of Kimber's business.

- Resources at Monterde grew in all categories, including a substantial increase (126%) in Measured & Indicated gold.
- We raised almost C$20,000,000 in the capital markets this past year for our exploration and development programs.
- Our shareholder base has grown substantially, due in large part to our increased investor relations activities and successful listing on the American Stock Exchange in New York.
- We made key additions to our team in both Vancouver and Mexico.
- The drilling program was ramped up this past year, bringing the drilling at the Carmen deposit close to completion.

GROWING *Our Mining Activities and Resources*



GOLD EQUIVALENT RESOURCE OUNCES


MILLIONS OF OUNCES
2005
2006
Measured & Indicated
Inferred

The year ended June 30, 2006 was a year of continued growth in many aspects of our business. Total Resources at Monterde increased from 1.13 million gold equivalent ounces to 2.0 million gold equivalent ounces, representing a 77% increase using polygonal methods.

Message to Shareholders



THERE HAVE BEEN MANY CHANGES FOR KIMBER RESOURCES SINCE 2000 WHEN, as a private company, we acquired an option on claims covering the old Monterde mine in Chihuahua, Mexico. Every year since then has demonstrated growth in one or more aspects of this project. The latest financial year (ending in June 30, 2006) has, I believe, seen growth in more ways than in any previous year. With the achievements listed below, I believe you will have no difficulty seeing why I am proud of what your Company has accomplished this year and I look forward to the future.

The Company increased total Resources by 77% including an increase of 101% in total Measured and Indicated gold equivalent ounces at Monterde using polygonal methods. This growth was attained by increasing the number of reverse circulation drills to two and by adding a second shift while continuing to put emphasis on sampling protocols and data quality. The first block model on the Carmen deposit, announced in June 2006, maintained the quantity of Measured & Indicated ounces, but, as is common when moving from polygonal to block models, reduced the grade and lessened the quantity of Inferred Resources.

Gaining adequate access to the Carotare and El Orito targets has proven more difficult than we experienced at Carmen but progress is being made and this will continue to be a key priority for the Company moving forward.

The final property payment on the optioned ground covering the Carmen deposit was made in August 2005 and the final payment on all optioned claims on the Monterde property was made in July 2006. The Monterde property, which consists of claims acquired by option and by staking, covers 28,000 hectares and is now owned 100%, free of any royalty, by Kimber's subsidiary, Minera Monterde S. de R.L. de C.V.

This year, we increased total Resources by 77%, including an increase of 101% in total Measured and Indicated gold equivalent ounces at Monterde using polygonal methods.

In December 2005 we were listed for trading on the American Stock Exchange, a substantial achievement and one which has led to increased interest by U.S. investors and greatly increased liquidity of the stock. This past year has been the most successful to date for raising the capital required to continue developing and exploring the property. We raised almost C$20,000,000 through non-brokered and brokered private placements at a cost of capital which arguably was among the lowest for the industry.

Over the past 18 months the Company has focused on reaching out to the institutional investment community to increase the awareness of Kimber in those circles. As most of you are aware, this means attending conferences, making presentations and keeping investors informed. That we have made good progress is demonstrated through the increase in the number of institutions that have become Kimber shareholders. We are happy to see these new shareholders from Canada, the USA and Europe join you (and us, the Kimber team) as owners of the Company.

Our work with the local communities is directed at empowering them to grow with the Monterde project. We see this as one of the most important aspects of any mining operation. This process involves first working with the local people to identify their primary



Two local boys, Salvador and Leonel, at the medical clinic.

values and goals and then, in partnership with their communities and government agencies, to build skills so that those who live nearby can make use of opportunities created by the operations. The Company has entered into collaborative relationships with universities and non governmental organizations to develop and conduct programs in the community.

As the operations grow and expand so too does the need to add additional talent to the team. This is not an easy task in a flourishing industry such as the one in which we operate. Over the past year we have engaged additional senior staff and expect this to continue into 2007. This year we appointed a Director of Community Relations and Sustainable Programs to manage the complex tasks of assisting the local community and ensuring our work at Monterde not only meets but exceeds international standards. In July 2006, we appointed a full time Chief Financial Officer to handle the need for enhanced controls and management information systems. This year we expect to add technical expertise in open pit mining as well as senior management in Mexico.

Our priorities for the upcoming year continue to be to demonstrate an economic deposit at Carmen and to add additional resources nearby.

Our priorities for the upcoming year continue to be to demonstrate an economic deposit at Carmen and to add additional resources nearby. The drilling at Carmen is almost complete. So too are the many climatic, socioeconomic, and baseline studies which are required for ongoing pre-feasibility studies. The outstanding requirement and, already a top priority, is for continuing metallurgical studies on recovery of silver. Recovery of gold by leaching methods appears to be very satisfactory.

I am very fortunate and have the pleasure of working with a particularly talented and dedicated team of professionals in Vancouver and Mexico. I am sure you will join me in thanking them for what has been accomplished this past year. I would like to take this opportunity to thank you, our shareholders, for your support and I look forward to continuing our quest for greater shareholder value, while we continue to grow with all of our communities.



Robert Longe P.Eng
President & Chief Executive Officer

SEPTEMBER 15, 2006



As our operations continue to grow, so does the size of the Kimber team. In 2006, we bolstered our group with a number of key additions in both Vancouver and Mexico.

Jamila Abassi, Kimber's new Director of Community Relations & Development Programs *(bottom row, second from left)*; **Fernanda Romero,** Community Liason Officer *(top row, right)*; and **Lucia Martinez,** Coordinator of Development Programs, *(second from right)* are shown above with a team of visiting anthropologists in front of the old underground mine entrance at Carmen.



First acquired in 2000, Kimber's Monterde project is located in Mexico's rugged Sierra Madre mountains. Shown above is a view of the camp, which is the main operations centre for the more than 50 people employed at Monterde.

Monterde Project

EXPLORING AND DEVELOPING THE NEXT TREASURE OF THE SIERRA MADRE

Kimber's Monterde mine was first discovered by the Spanish in the mid -1700s and later worked by locals from the town of Guazapares. Located in the pine covered hills of the Sierra Madre, the Guazapares Mining Company between 1937 and 1945 removed 63,000 tons of ore. According to records, using a 20 ton per day mill the average grades were 17.19 grams per ton of gold and 256 grams per ton of silver. Despite this output, lack of financing and the inability to procure equipment and supplies during World War II forced the mine's closure in 1945.

In 2000 after decades of little activity, the historical Monterde mine found a long-term owner when Kimber Resources Inc, a private company at the time, acquired the option to purchase. Since going public in 2002 on the CDNX (now the TSX Venture Exchange) the Company graduated to the Toronto Stock Exchange in 2004 and most recently, in December 2005, became listed on the American Stock Exchange in New York.

EXPLORATION

The total expenditures on exploration ("Unproven mineral right interests" in U.S. terminology) at Monterde have increased on a yearly basis with this past year seeing the largest amount spent to date in any 12-month period. The Company added capacity by moving the drills to a 24 hour per day schedule and also brought the core drill in full-time. This growth in the exploration program has demonstrated an increase in total Resources of 77% during the fiscal year ended June 30, 2006. This increase resulted from added Resources on the Carmen deposit and from the first resource estimate on the Carotare deposit.



Monterde mine site (circa early 1940s)

The exploration program at Carmen concentrated primarily on expanding the deposit to the North, Northeast (towards Cocos) and to the South. With epithermal systems such as the one we find at Monterde, systematic step-out drilling is the most reliable method to drill out a deposit. Because of this, the exploration program usually follows a 25 metre step-out pattern until the mineralization ends.

The resource estimate on the Carotare deposit in November 2005 was a milestone as it represented the



East West Section


ELEVATION (metres above sea level)
3000
2000
CAROTARE DEPOSIT
EL ORITO NORTE
CARMEN DEPOSIT
(>350 drill holes)
1,755,000 oz. & open
Discovery Zone
240,000 oz. & open
Underground potential
Drill Holes
0 250 500 1000
Metres

first significant Resources at Monterde outside of the Carmen deposit. The Carotare, first discovered in April 2005 contained 240,000 gold-equivalent ounces in the resource estimate based on the first 28 holes into the deposit. Since that time some drilling has continued on both the eastern and western portion of this deposit but because of difficult access it has been a slower process than we experienced at Carmen. At both Carotare and El Orito Norte, siliceous knobs of rock are scattered throughout making drill road and pad building impossible with a bulldozer alone. Drilling and blasting before bringing in the dozers has added time to the process and slowed down the number of pads that can be built in any given time.

The Company is redirecting its focus to Carotare and El Orito Norte now that the Carmen is nearing completion in terms of required drilling. It is these two targets that hold the best possibility for increased ounces. This will remain a top priority into 2007.

DEVELOPMENT STUDIES

The development of the Carmen deposit continued this past year making progress in a number of areas.

Since 2000 when the old mine plan maps dating back to 1937 were first dusted off, the Kimber team has managed to move the Carmen deposit from about 800,000 gold-equivalent ounces of Inferred Resources to almost double that in Measured & Indicated alone. From the early years when Kimber was a private company in 2000/2001, the Carmen has moved from a deposit that showed good potential to one that has grown, advanced, and is now undergoing economics studies. This represents another step in a storied history and if the Company is correct, will continue on into the next decade.

MONTERDE PROJECT

	Tonnes *(million tonnes)*	Gold *(g/t)*	Silver *(g/t)*	Gold Eq. *75:1 (g/t)*	Gold *(millions of oz.)*	Silver *(millions of oz.)*	Gold Equiv. *(millions of oz. @ 75:1)*	Gold Equiv. *(millions of oz. @ 65:1)*
CARMEN (*Block Model*)*								
Measured	21.200	0.87	44	1.45	0.589	29.934	0.988	1.050
Indicated	8.700	0.78	23	1.09	0.218	6.417	0.303	0.318
Inferred								
by Block Model*	2.900	0.76	10	0.89	0.072	0.899	0.084	0.086
by Polygonal**	7.400	1.36	38	1.87	0.325	9.068	0.446	0.464
CAROTARE (Polygonal)**								
Measured	1.680	0.81	29	1.20	0.044	1.578	0.065	0.068
Indicated	1.020	0.83	29	1.21	0.027	0.945	0.040	0.042
Inferred	3.780	0.85	25	1.18	0.103	2.990	0.143	0.149
VETA MINITAS (Polygonal)**								
Measured	0.701	0.63	88	1.66	0.014	1.975	0.041	0.044
Indicated	0.176	1.03	105	2.26	0.006	0.592	0.014	0.015
Inferred	0.381	0.37	69	1.18	0.005	0.840	0.016	0.017

*Block Model is computer generated with calculations supported by four intercepts.

**Polygonal resources calculation is derived using geologic extrapolation.

This past year, further drilling has included both infill and step-out. Infill drilling has concentrated on moving Resources from Inferred to Indicated and from Indicated to Measured. This improvement in certainty of the Resources is important to ensure the greatest portion have the chance to move into Reserves.

Geotechnical work has determined the pit slopes that will be used in the Pre-feasibility study. Metallurgical tests are ongoing. Characterization tests to map silver recovery have been completed with additional tests ongoing and expected in late 2006 / early 2007. Leach kinetic tests and column tests (for heap leach economics) are also continuing.

GRAMS PER SHARE
(of Measured & Indicated gold equivalent resources)



1.0
0.8
0.6
0.4
0.2
0
GRAMS PER SHARE
2002
2003
2004
2005
2006



MTC-17
BOX#2
MTC 17
BOX#1
INICIO
FIN

DRILLING

Drilling expenditures at Monterde were increased this year over last. The drill program for most of this fiscal year was operating on a 20 day on, 10 day off, rotation. This year, shifts were added so that the drills were operating 24 hours/day during the drill period.

There were 39,867 metres of Reverse Circulation (RC) drilling and 16,173 metres of core drilling were completed during the fiscal year. That is up from 29,230 metres (RC) and 4135 metres (core) during the same period last year.

The growth in drilling, year over year, represents a 36% increase in RC drilling and a 291% increase in core drilling.

Total drilling at Monterde through to September 15, 2006 was 114,860 metres of RC drilling and 22,841 metres of core drilling in 554 RC holes and 104 core holes.

GOLD & SILVER RESOURCES

Over the past 12 months for the year ended June 30, 2006, the Company has grown the resource base from 0.694 million gold-equivalent resource ounces of Measured & Indicated and 0.435 million Inferred to 1.398 million gold-equivalent resource ounces of Measured & Indicated and 0.605 million of Inferred using polygonal estimates. This represents a 126% increase in Resources for Measured & Indicated gold from 353,639 to 797,600 ounces. Silver Measured & Indicated Resources increased from 29,636,208 ounces to 45,046,700 ounces (52%).

In addition, the Company's first block model estimate on the Carmen deposit was completed in June 2006, an important step towards feasibility studies.

(See Resource Tables opposite)

GROWTH OF RESOURCES AT MONTERDE

(showing change for the 12 month period ending June 30, 2006)

	Gold	Silver	Gold Equiv. *(75:1)*
Total Resources *(Measured, Indicated & Inferred)*	142%	27%	77%
Measured & Indicated Resources	126%	52%	101%
Inferred Resources	91%	-19%	39%

GROWING *Our Relationship with the Investment Community*


KBX
5200

MARKET CAPITALIZATION


MILLIONS OF DOLLARS (C$)

The 2006 fiscal year brought with it a number of significant milestones for the Company's investors:

- *Listing on the American Stock Exchange on December 22, 2005*
- *A new all-time share price high of C$3.95 (April 6, 2006)*
- *Average daily trading volumes up 225% year over year.*

(shown above) **Allen Frankel**, J. Streicher & Co, LLC presents Kimber CEO **Robert Longe** with the first trade ticket on the floor of the American Stock Exchange in New York, at the bell-ringing ceremony in February.

CAPITAL RAISING

The Company completed two financings in the fiscal year raising total gross proceeds of C$19,095,038.

In August 2005, the Company undertook a non-brokered financing raising gross proceeds of C$4,999,998 and paid only a C$40,000 finders fee. This was placed directly with institutional investors in Canada and the United States. The average cost of capital in this deal was 0.8%.

In March 2006, Kimber closed the largest financing the Company has undertaken to date raising gross proceeds of C$14,095,000 paying C$428,725 in commissions and finders fees. The average cost of capital in this deal was just over 3%. This involved both a brokered and non-brokered component. These shares were placed primarily with institutional investors in Canada and the United States.

While current shareholders participated in both of these financings, we were successful in growing our shareholder base this year by adding a number of new institutions. The Company has worked hard to ensure that new investors with the Company share the same goals as current shareholders. These new investors join a group of shareholders some of which have been with Kimber since the IPO and continue to support the Company today. Approximately 50% of the shares outstanding are held by institutions, the large majority of which are long-term investors. These institutional investors join a strong base of retail shareholders in Canada, the US and Europe.

INVESTOR RELATIONS

The Company has grown the investor outreach program through increased participation at investment and industry conferences as well as one-on-one meetings with investment managers in Canada, United States, England, Norway and Switzerland. This has led to an increase in the number of institutions invested in Kimber as well as an increase in the percentage of shares held by institutions.

ANALYST COVERAGE

In-line with the goals of improving awareness amongst the investment community, the Company hosted a number of research analysts to the Monterde property this past year. In response to this, we have grown our research coverage through Canaccord Capital and Blackmont Capital initiating coverage on the Company.

COMMUNITY RELATIONS

Building and furthering positive community relationships and enhancing the quality of life for local community members has been a key objective for Kimber Resources while developing the Monterde project. Through day to day lessons and structured research programs, the community relations team has identified local values, traditional knowledges, customs, and needs which have guided the creation of sustainable projects. Community capacity building programs have been created in collaboration with community members, local and regional service providers, research institutions, and government agencies. While working to meet the UN Millennium Development goals and IFC Performance Standards, the Company has developed these programs to: improve health outcomes, enhance education programs and opportunities, spawn micro-finance projects, and tackle issues related to food security.

In 2006, the Company continued to provide local people with opportunities to participate in capacity building programs. In addition to programs for children such as book clubs, computer classes, summer sessions and art classes, workshops such as basic literacy classes, hygiene and health seminars, and labour market preparatory skills programs were offered to women and men.



Kimber CEO Robert Longe (at right) and Fernando Oviedo, Consulting Geologist (second from right) during the signing of the land use agreement with Ejido Ocobiachi.



In keeping with our core philosophy of sustainable development and respect for the land and people of Mexico, we continue to provide local people with opportunities to participate in capacity building programs. Their children can also enroll in book clubs, computer classes, summer sessions and art classes, all of which are facilitated by our Community Relations team on the ground at Monterde.

(above) **Pancho Moreno,** IT Specialist, leads a computer class for local children.

The majority of people in this area are subsistence farmers and a challenge for them has been to come up with cost-effective ways to harvest and store the foods they produce so that they are available during the winter. To increase food security, build capacity, and improve health outcomes, preserve-making workshops were offered. To date, 27 women have completed the training. Upcoming workshops will focus on agricultural practices such as community gardens, greenhouses, and caring for fruit trees. Responding to a request by local youth, community gardens will be developed in local schools.

In May, 2006, Kimber Resources signed an important agreement with Ejido Ocobiachi permitting the Company to use and occupy land for exploration and mining purposes for the coming 30 years. In light of this new relationship, the Company has hired another social scientist to ensure the delivery of programs throughout the Ejido.

This past year was also a year of furthering collaborative relationships with universities and research centres which benefited university students, local community members, and Minera Monterde employees. This past summer, two important collaborations with universities were achieved. In July, the Company hosted students from the Universidad Autonoma de Chihuahua (UACH) Geology Department. Six students spent 20 days at the camp working alongside Minera Monterde geologists. In the fall, a team of medical students and physicians from UACH medical school undertook a three day rural rotation at the health clinics in Monterde and Ocobiachi. Supporting community members by supplementing the existing primary health care is something the Company has committed to.



Laura Leal, Susana Saldaña, and Saida Mendoza, members of Kimber's Chihuahua office team.

Any successful mining operation must have the continued support of the communities within which it operates. Kimber is dedicated to working alongside communities to identify needs and increase positive outcomes.

Further information regarding Kimber Resources Inc. community development programs can be obtained by contacting Jamila Abassi, Director, Community Relations and Development Programs.

OUTLOOK FOR 2007



Development of drill road and pad access to El Orito Norte.

Moving forward into 2007, management remains focused on its key priorities:

To continue growing the resource at Monterde by developing road and drill pad access and subsequently drilling the Carotare and El Orito Norte as well as any other targets that are discovered on the property; to continue advancing the assets towards feasibility studies with the goal of demonstrating an economic operation; to add additional key members to the Kimber team to address the new skills required to take the assets to production; and to continue our opportunistic strategy of making acquisitions of additional projects when such transactions can be accretive for shareholders.

Annual Report 2006

KIMBER RESOURCES

Management's
Discussion and Analysis
and Financials

September 25, 2006

THE FOLLOWING MANAGEMENT DISCUSSION AND ANALYSIS OF THE COMPANY'S FINANCIAL POSITION IS FOR THE YEAR ENDED JUNE 30, 2006 COMPARED TO JUNE 30, 2005 AND COVERS INFORMATION UP TO THE DATE OF THIS REPORT.

This discussion should be read in conjunction with the attached financial statements and related "Notes to the Consolidated Financial Statements" which have been prepared in accordance with *Canadian Generally Accepted Accounting* Principles (GAAP). The discussion and analysis may contain certain forward-looking statements about the Company's future prospects, and the Company provides no assurance that actual results will meet management's expectations.

All amounts are stated in Canadian dollars unless indicated otherwise. Additional information regarding the Company is available on SEDAR at www.sedar.com and on the Company's website at www.kimberresources.com.

The information is current to September 12, 2006 and the Company's auditor has audited the financial statements to June 30, 2006.

Introduction

Kimber Resources Inc. is a Canadian-based company engaged in the exploration of the Monterde gold/silver property (the "Property") located in the Monterde Mining District in the state of Chihuahua, Mexico. The Company's primary targets are open-pittable ore bodies, where gold and silver are amenable to extraction by heap leaching and, possibly, conventional milling. Until January 2005, the Company's policy was to allocate the greater part of its funds to development and exploration on its principal asset, the Carmen deposit. The Company is currently also exploring for additional gold-silver resources on the Monterde Property.

The Company intends to bring the Carmen to positive feasibility status so that increased value can be recognized.

Results of Operations

The Company's net loss for the fiscal year ended June 30, 2006 was $2,363,420 or $0.06 per common share compared with $1,825,982 or $0.06 per share loss for the same period ended June 30, 2005. The Company's increase in net loss for the year was $537,438.

In accordance with *stock-based compensation* policy required by the Canadian Institute of Chartered Accountants, the Company recorded an expense of $760,324 ($720,469 in 2005) on 527,000 stock options granted in the year and prior year options which vested during the year. This is a non-cash expense and does not affect the Company's operations. Without this non-cash expense, the Company would have recorded a loss of $1,603,096 or $0.04 weighted average loss per share during the year.

During the fiscal year ended June 30, 2006 the Company spent $10,148,490 on its mineral properties; $744,440 for property acquisition payments and had mineral property expenditures of $9,404,050. Drilling costs of $4,600,027 were the highest cost activity, representing 45% of expenditures, as a result of increased drilling activity ($2,251,312 or 35% in 2005). Geological and geophysical expenditures were $1,300,005 or 13% of property expenditures in 2006 compared to $861,051 or 15% in 2005. The increase in geological costs represents increases in personnel required to supervise and process data from the increased drilling activity. Also in line with higher drilling expenditures, assay testing was the third highest cost category in fiscal year ending June 30, 2006 at $827,288 or 8% of property expenditures ($647,785 or 10% in fiscal year ended June 30, 2005). Other significant cost categories and increases in expenditure were engineering, increasing by $460,632 to $636,299 and field supplies increasing by $334,389 to $516,519 in fiscal year ending June 30, 2006. These latter increases were also derived from greater project activity at Monterde. The results of these expenditures are explained in the "Mineral Properties" section below.

Salary and benefits expenses rose during the year ended June 30, 2006 to $726,239 from $570,991 in the year ended June 30, 2005 due to salary increases and administrative demands that have grown with the Company's operating activities and regulatory compliance.

Investor relations and shareholder communications expenses of $309,669 (2005 – $195,163) were larger as a result of additional advertising, conference attendance and direct communication with a growing shareholder group to create greater awareness of the Company's progress.

Office and miscellaneous expenses increased during the year by $63,193 to $186,614 in 2006. The increase is mainly attributable to increased office supplies, printing costs and computer service and maintenance costs.

Rent expense for the head office increased to $72,775 in the year ended June 30, 2006 from $64,365 in the comparable period ended 2005 as the result of an increase in rent and additional office space occupied.

The Company recorded a loss from foreign exchange of $22,636 during the year ended June 30, 2006 as opposed to a gain of $17,103 in the period ended 2005. The loss originates from funds advanced to Mexico during the year that have depreciated in value due to fluctuations in the Mexican peso relative to the Canadian dollar. The rate of exchange for the Mexican peso began the fiscal year at 0.1147 and closed the year lower at 0.09832.

Selected Annual Information

The following information is for each of the three fiscal years ended June 30, 2006, 2005 and 2004:

	2006	2005	2004
Interest/ investment income	295,962	74,784	64,316
Net loss	(2,363,420)	(1,825,982)	(1,513,811)
Net loss per share – basic and diluted	(0.06)	(0.06)	(0.07)
Total assets	39,260,405	16,937,717	9,793,200
Long-term liabilities	—	—	—
Dividends	—	—	—

The Company's income from interest and investments increased over the past three fiscal years due to higher amounts of cash and cash equivalents that were available for short-term investment. The net losses for the Company in the fiscal years ended June 30, 2006 and 2005 include non-cash charges for stock-option compensation expenses of $760,324 in 2006 and $720,469 in 2005.

The Company's net assets have increased over the fiscal periods mainly because of share capital proceeds raised through private placements and increased deferred mineral property expenditures capitalized during the years.

SUMMARY OF QUARTERLY RESULTS

September 30, 2004 to June 30, 2006

	Q1	Q2	Q3	Q4
	Sep 30/04	Dec 31/04	Mar 31/05	Jun 30/05
Interest income	12,326	13,828	22,093	26,537
Total Loss	(318,889)	(469,966)	(500,446)	(536,681)
Loss per share	(0.01)	(0.02)	(0.02)	(0.01)

	Q1	Q2	Q3	Q4
	Sep 30/05	Dec 31/05	Mar 31/06	Jun 30/06
Interest income	24,456	34,169	74,470	162,867
Total Loss	(502,769)	(608,484)	(546,797)	(705,370)
Loss per share	(0.01)	(0.02)	(0.01)	(0.02)

The Company is in the exploration stage, and therefore, variances in its quarterly losses are not affected by sales or production-related factors. Increases in costs are generally attributed to growth in operations and success in financing activities, which allow the Company to undertake further development and exploration on its properties.

Revenues for the Company are for interest and gains received on cash or short-term investments (low-risk banker's acceptance notes that yield 2.43% to 4.10% on an annual basis) classified as cash. Interest revenues fluctuate according to the amounts of funds held in deposit and interest rates offered during the period. Kimber does not have revenues from mining operations and does not expect to have revenues in the near future other than interest received on cash balances.

Financial Condition

At June 30, 2006, the Company had working capital of $15,484,719 (2005 - $3,895,321). The Company has no long-term indebtedness or long-term obligations. The change in working capital is the result of increased available cash of $15,866,960 compared to the previous year (2005 – $4,288,648). In the fiscal year ended June 30, 2006 the Company received $4,413,050 from the exercise of 2,451,692 warrants, $540,218 from the exercise of 549,570 stock options and $18,450,731 (net of expenses) from two private placements aggregating 10,380,832 shares issued. As at September 12, 2006 the Company had $13,529,338 in cash and liquid short-term banker's acceptance notes.

Current liabilities increased to $1,422,519 as at June 30, 2006 from $900,734 on June 30, 2005. This was primarily due to drilling and assay expenditures that were in routine accounts payable at the end of the fiscal year and were paid subsequent to the period.

The Company is committed to paying approximately $1,821,703 at September 12, 2006 for expenses billed, primarily drilling, geological contractors and assays.

Cash Flows

The Company generates cash inflow from selling its shares either through financings or the exercise of existing share purchase warrants and stock options. There is a liquidity risk that these warrants and options may not be exercised if the price of the Company's share price falls below the exercise price due to market conditions.

Amounts receivable increased by $542,970 to $993,441 during the fiscal year ended June 30, 2006 mainly because of increased IVA Tax receivable from the Government of Mexico. Receivables for IVA, which is 15% of expenditures in Mexico, increased during the year by $569,102 to $862,803, as a result of increased expenditure and the pending receipt of IVA tax refunds for the first six months of 2006. An advance payment made to the Government of Mexico during the previous fiscal year ended June 30, 2004 to acquire claims within the Monterde Property totaling $56,844 remains due. Other receivables decreased by $36,996 to $73,794 at June 30, 2006 mostly due to collection of a deposit from a Mexican supplier of rental equipment.

Prepaid expenses increased by $6,603 to $46,837 during the year mainly due to advance payments for various insurance policies and an advance retainer for services not yet rendered at the end of the period.

The Company made equipment purchases of $269,793 during the year ended June 30, 2006 including: $166,790 for camp vehicles, $58,299 for computer equipment and software; $35,170 for the exploration camp and related equipment and $9,534 for office fixtures and equipment.

Property acquisition costs of $744,440 were incurred for option payments and concession taxes on the Monterde Property ($742,262) and the Setago Property ($2,178). The amount paid for Monterde includes the acquisition of concessions that were staked adjacent to the Property and not previously held by the Company. Future acquisition expenditures on these staked concessions will be minimal as there are no property payments.

Share capital increased cash inflows by an aggregate of $23,403,999 through the issuance of 13,382,094 common shares during the fiscal year ended June 30, 2006 as follows:

	No. of Shares	Share Capital
Balance, June 30, 2005	33,732,828	$ 19,033,066
Private placements	10,380,832	18,450,731
Exercise of warrants	2,451,692	4,413,050
Exercise of options	549,570	540,218
	13,382,094	23,403,999
[2]Stock-Based Compensation		329,877
Balance, June 30, 2006	47,114,922	42,766,942

[1]Net of share issuance costs of $644,307

[2]Non-cash transfer from Contributed Surplus

Financings

On September 9, 2004, the Company closed a brokered private placement for 1,270,000 units at a price of $1.50 per unit. Each unit consisted of one Common Share and half of one non-transferable share purchase warrant. One whole warrant entitled the holder to purchase an additional Common Share at a price of $1.80 until March 8, 2006. The agent received an 8% commission paid in cash and the agent and other members of the sales group received a non-transferable agent's option to purchase a total of 127,000 units at $1.80 per unit, consisting of one Common Share and one-half of one non-transferable share purchase warrant. One whole warrant entitled the holder to purchase an additional Common Share at $1.80 until March 8, 2006. The Company also paid the agent a corporate finance fee of 40,000 units having the same terms as the units described above.

On February 10, 2005, the Company announced a non-brokered private placement of securities with three placees including a one-year, 5% convertible debenture of $2,000,000 to be issued to a director. Subsequently, the private placement units were over-subscribed and the convertible debenture with the director was not completed. On February 22, 2005 the Company closed a non-brokered private placement of 3,290,324 units to raise gross proceeds of $5,100,002 with four investment funds. All of the units were issued at a price of $1.55 per unit and each unit consisted of one Common Share and one-half of a non-transferable share purchase warrant, with one whole warrant entitling the holder to purchase one additional Common Share at $1.80 until March 8, 2006. Two of the funds each purchased 1 million units. In addition, two other funds each purchased 645,162 units. A finder's fee of $31,000 was paid to an investment brokerage firm in respect of 1 million units.

On August 26, 2005, the Company closed a non-brokered private placement for 3,333,332 units at $1.50 per unit. Each unit consisted of one common share and half of one non-transferable share purchase warrant. One whole warrant entitles the holder to purchase an additional common share at a price of $1.80 until February 26, 2007. There was a finder's fee of $40,000 paid in respect of 1,333,332 units.

On March 1, 2006 the Company closed brokered and non-brokered private placements of a total of 7,047,500 common shares at a price of $2.00 per share for gross proceeds of $14,095,000. Puplava Securities Inc. ("PSI") of San Diego, California acted as agent for the brokered private placement and Ms. Leanne Baker, Managing Director of Investor Resources LLC, acted as a consultant in the United States. The Company paid cash commissions of 5.5% on the brokered placements. Mr. James Puplava, a Director and major shareholder of the Company, and a principal of PSI, did not acquire shares through the placement. The non-brokered private placement was to institutional and accredited investors in Canada and offshore. Blackmont Capital Inc., Canaccord Capital Corp., and PSI received finder's fees of 5.5% of the proceeds raised on certain placements. The total commissions and finder's fees paid on the both brokered and non-brokered placements was $428,725. No warrants were issued to investors or agents in connection with the offering.

Contractual Obligations

The Company has no long-term debt and does not anticipate that it will require debt financing for current planned expenditures. Kimber has no future contractual obligations to property vendors for the Monterde Property.

The Company leases its premises under an operating lease which expires in the fiscal year ending June 30, 2011. The Company is obligated to make basic rent payments under its operating lease in each of the fiscal years from 2007 to 2011 totaling $397,427. In addition, under the lease the Company has the obligation to pay its proportionate share of operating costs and taxes for the building.

Capital Resources and Liquidity

Capital resources of the Company consist primarily of cash and liquid short-term investments. As at September 12, 2006 the Company had cash and banker's acceptance notes totaling $13,529,338 and approximately $1,355,000 in receivables.

If existing warrants and vested options were exercised, the Company would generate $7,117,237 (warrants - $2,819,999; options -$4,297,238).

At present, management believes that it has sufficient financial resources to complete planned expenditures to early 2007.

The Company does not anticipate the payment of dividends in the foreseeable future.

Related Party Transactions

Unless otherwise stated, related party transactions are measured at the exchange amount, being the amount of consideration established and agreed to by the related parties.

Included in amounts receivable is $5,432 due from corporations with common directors as the Company, the majority of which was received by the Company subsequent to June 30, 2006.

During the year, commissions and finder's fees of $234,850 were paid to Puplava Securities Inc. ("PSI") in respect to brokered and non-brokered private placements. (See "Financings") A director of the Company is a principal at PSI.

Mineral Properties

Monterde Project

The Monterde Property is the Company's principal asset, located in the Sierra Madre Mountains of southwestern Chihuahua State, approximately 75 kilometres northwest of Glamis Gold Ltd.'s El Sauzal Project and approximately 50 kilometres southeast of the Ocampo Mining District. It is located in the Guazapares Municipality, approximately 260 road kilometres southwest of Chihuahua, Mexico. The Property is held through Kimber's 100% owned Mexican subsidiary, Minera Monterde, S. de R.L. de C.V.

Mr. Alan Hitchborn, B. Sc., Vice President, Development managed the field program on the Monterde Project until June 18, 2006. Since June 18, 2006 field operations have been under the direction of Robert Longe, P. Eng, President and CEO of Kimber. Mr. J.B. Richards, P. Eng., Vice-President, Engineering, is the designated internal Qualified Person for the Project, responsible for quality control and verifying all data.

The Company has been actively drilling on the Monterde Property throughout the year and has expanded from one reverse circulation rig (RC) in July 2004 to three drills; a core drill and two reverse-circulation (RC) drills. The Company drills for twenty-day periods followed by ten-day breaks. This pattern allows geologists and engineers essential time to review and interpret incoming assay data that reveal the direction of mineralized structures for targeting future step-out holes. By avoiding "blind" holes drilling success rates have been high.

To June 30, 2006 there have been 480 reverse-circulation (RC) holes drilled on the Monterde Property totaling 96,725 metres and 93 core holes drilled over 20,308 metres. 410 of the RC holes were drilled on the Carmen deposit (84868 metres); 25 holes on La Veta Minitas structure; 2 on the De Nada zone, 2 on El Orito Norte, 5 on the El Orito structure and 36 holes drilled on the recently discovered Carotare deposit. Results of individual drill holes can be found on the Company's website or on Sedar.

In January 2005, the Company expanded its property holdings by staking concessions adjacent to the Monterde Property. Ground measuring 37 kilometres in length was staked around and to the southeast both new structures and extensions of those already known. The land under Kimber's 100% control in the Monterde District is now approximately 29,000 hectares.

Development of Carmen and Resource "Estimate M"

On April 20, 2006, the Company announced a polygonal estimate based on 344 reverse circulation (RC) holes drilled on the Carmen deposit for which results were available to February 15, 2006. The estimate was prepared by the Company's geological and engineering staff.

The table below shows the Measured & Indicated resource categories in the Carmen deposit and the Inferred resources. The numbers shown differ slightly from those in the news release dated April 20, 2006 due to refinement in the data during report preparation.

Boundaries to the mineralized body, incorporating the revised understanding of controls to mineralization, were drawn manually on each of 30 vertical sections 25 metres apart. Polygons were then drawn to outline mineralized blocks to cut-off grades at 0.3 g/t gold or 35 g/t silver, if the gold grade is below 0.3 g/t.

The same assay database on which the polygonal Estimate M was calculated was used to make a block model estimate (see table below). The block model estimate was prepared by G. Giroux, P.Eng. of Micon International. His report dated July 17th, 2006 is filed on SEDAR.

A block model is a mathematical representation of the metal distribution on a regular grid of points in three dimensions that extend over the mineralized volume of rock tested by the drill holes. It is based on the same volume of rock from which the polygonal estimate was made. The grid intervals over which the estimate is made is set from assumptions made on how the deposit would be mined. In this case, the block dimensions were set at 6 by 6 metres square on benches 6 metres high, that is 6 metre cubes. A block model is desirable because it can be used as the input to computer software used in mine design.

The grade distribution of both gold and silver separately were modeled by interpretation of assay data on bench plans within the previously determined mapable limits of 0.1 and 35 g/t for gold and silver, respectively. The grade values at the block centres were estimated by ordinary kriging. Kriged estimates typically contain more tonnes at lower grade than polygonal estimates due to the smoothing effect of averaging block grades from several adjacent drill holes.

As is usually the case, tonnage is higher and grade less than in the polygonal estimate. The Measured and Indicated categories in the block model indicate similar metal content to the polygonal estimate. Inferred resources are reduced because the criteria for this category in block models are more stringent than in polygonal estimates. In any case Inferred resources cannot be raised to reserve status.

Carmen Deposit Resource Estimate "M" (Polygonal)

	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Gold Eq* (g/t)	Gold, ounces	Silver, ounces	Gold Eq* ounces
Measured	18.902	0.94	57	1.70	574,300	34,613,000	1,036,000
Indicated	3.808	1.08	43	1.65	132,400	5,311,000	203,000
Measured & Indicated	22.710	0.97	55	1.70	706,700	39,924,000	1,239,000
Inferred	7.433	1.36	38	1.87	325,200	9,068,000	446,000

*Conversion factor of 75 ounces of silver to one ounce of gold.

Carmen Deposit Resource Estimate "M" (Block Model) above 0.3g/t Au

	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Gold Eq* (g/t)	Gold, ounces	Silver, ounces	Gold Eq* ounces
Measured	21.2	0.87	44	1.45	589,300	29,934,200	988,400
Indicated	8.7	0.78	23	1.09	217,600	6,416,900	303,200
Measured & Indicated	29.9	0.84	38	1.34	806,900	36,351,100	1,291,600
Inferred	2.9	0.76	10	0.89	71,700	899,400	83,700

*Conversion factor of 75 ounces of silver to one ounce of gold.

Bulk Density

The bulk density value used in current resource estimates, 2.30 tonnes per cubic metre, is based on measurements using drill core.

Cost of Resource Ounces

The cost of resource ounces to date (using all property-related costs, exclusive of overhead and purchase payments, applied to all resource categories, including Inferred) is approximately $10 per gold-equivalent ounce.

Metallurgical Testing

Metallurgical testing to determine silver and gold recovery rates is ongoing. The most recent cyanide leach tests completed on 93 samples of drill core from the Carmen and related splays gave average recoveries of 90% for gold and 41% for silver. Silver has a particularly wide range (9% to 98%). Petrographic studies to determine the reasons for the variation and other leach tests are in progress.

The silver recovery measurements from the only column tests completed to date have been very low. Since these samples were taken, silver recovery has been found to vary with location within the deposit. Some zones within the deposit indicate high recovery. Additional metallurgical testing remains a high priority. In the meantime, the low silver recoveries from the column tests will have a negative impact on the pre-feasibility study.

Veta Minitas

As with the Carmen deposit, grade cut-off is 0.3 grams gold per tonne or 35 grams silver per tonne if the gold grade is less than 0.3 grams per tonne.

Veta Minitas Resource Estimate of November 2004 (Polygonal)

	Tonnes	Gold (g/t)	Silver (g/t)	Gold Eq* (g/t)	Gold, ounces	Silver, ounces	Gold Eq* ounces
Measured	701,000	0.63	88	1.66	14,200	1,974,900	40,600
Indicated	176,000	1.03	105	2.26	5,800	591,800	13,700
Measured & Indicated	877,000	0.71	91	1.78	20,000	2,600,000	54,300
Inferred	381,000	0.37	69	1.18	5,000	840,000	15,700

*Conversion factor of 75 ounces of silver to one ounce of gold.

Carotare Resource Estimate

On November 8, 2005, the Company delivered a resource estimate on the Carotare deposit based on the 28 holes drilled. This is the first mineral resource estimate since the Carotare was first discovered in April 2005. The estimate was prepared under the supervision of External Qualified Person, Mr. A.A. Burgoyne, P. Eng. of Burgoyne Geological Inc. As shown in the table below, the Carotare estimate outlines a Measured & Indicated resource of 105,000 gold equivalent ounces and an Inferred resource of 143,000 gold equivalent ounces.

Objectives

The Company is advancing the Carmen Deposit towards pre-feasibility and has expanded its focus to include exploration of areas outside the Carmen. Now, with two excellent exploration targets, Carotare (33 holes), and El Orito Norte (7 holes), Kimber's objectives include a significant increase of gold-equivalent resource ounces. There is, of course, no guarantee that any such objective can be achieved, but management believes there is significant potential for additional resources in the currently identified discovery areas of the Monterde Property.

Carotare Resource Estimate of November 2005 (Polygonal)

	Tonnes	Gold (g/t)	Silver (g/t)	Gold Eq* (g/t)	Gold, ounces	Silver, ounces	Gold Eq* ounces
Measured	1,680,000	0.81	29	1.20	44,000	1,577,700	65,000
Indicated	1,020,000	0.83	29	1.22	26,900	944,900	40,000
Measured & Indicated	2,700,000	0.82	29	1.21	71,000	2,525,000	105,000
Inferred	3,780,000	0.85	25	1.18	103,000	2,990,000	143,000

*Conversion factor of 75 ounces of silver to one ounce of gold.

Gold to Silver Equivalent Values

At approximately 40 million ounces of silver in Measured & Indicated and more than 9 million ounces in the Inferred category, silver remains a very important component of the deposit. During the period, the Company began using a conversion factor of 75 ounces of silver for one ounce of gold for calculating gold-equivalent values, to reflect changes in the prices of both metals and the expected recoveries of each. The conversion factor may be revised as prices change and as more is known about recoveries.

Potential of the Monterde Property (29,000 hectares)

Although an increase in the value of the Carmen deposit may follow from further enlargement and from upgrading resources to reserves (expected from a pre-feasibility study), the greatest potential for the Monterde Property lies in its exploration targets. Two exploration targets (the Carotare and El Orito Norte) have already been identified and one already has become a deposit with a mineral resource defined.

Drilling on the Carmen deposit continues to be directed at locating additional resources and converting those in the Inferred category to Measured & Indicated.

Drilling to date has been confined to less than 50 hectares of the 29,000 hectare property.

Earlier Resources Estimates within Financial Year

Development of Carmen and Resource "Estimate L"

On September 6, 2005 the Company announced Estimate "L", (since superseded by Estimate "M") a polygonal estimate using 273 reverse circulation holes drilled on the Carmen for which results were available by August 18, 2005. The estimate was prepared by the Company's geological and engineering staff under the supervision of External Qualified Person, Mr. A.A. Burgoyne, P.Eng of Burgoyne Geological Inc.

Monterde Property Payments

The Company owns a 100% interest in the Monterde concessions having acquired the concessions by payment of total consideration of US$1,054,900.

El Coronel concessions

The Company owns a 100% interest in the El Coronel mineral concessions by having made the payment of US$1,000,000, US$617,000 of which had been paid at June 30, 2006. The remaining US$383,000 was paid on July 31, 2006.

September 25, 2006

Safety

On August 14, 2005 a drill company employee was injured when a hose from a high pressure booster attached to an RC drill rig burst and struck him. He was sent to hospital with non-life threatening injuries. The drill rig was shut down for 2 days until the drill company sent a safety engineer to the site to check and clear the equipment for work.

On April 2, 2006, a fuel hose on a drill broke causing a fire. There were no injuries. On August 12, 2006, a geologist mapping underground in one of the old workings fell from some timbers and sprained some muscles, but returned to work for the next period.

Kimber continues to encourage a safe work environment and has performed an independent safety audit of the camp and on-site operating conditions. Regular safety meetings are held and protective equipment is mandatory.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements or transactions and none are contemplated.

Financial and Other Instruments

Up to the present time, the Company has maintained its cash balances in Canadian dollars and converts them to United States dollars or Mexican Pesos when payments are required. No hedging has been undertaken to date as management has viewed the Canadian dollar as the stronger currency in recent years.

The Company's financial instruments consist of cash, amounts receivable, amount due from related parties, prepaid expenses, investments, accounts payable and accrued liabilities and amounts due to related parties. The balances in these accounts are reported in Canadian dollars and are recorded at their fair value. Property payment commitments are due in United States dollars so there is a risk of increased costs on these payments as a result of fluctuations in foreign exchange rates.

Legal Proceedings

The Company and its subsidiary are not parties to any legal proceedings and have no contingent liabilities.

Subsequent Events

a) On July 18, 2006, 250,000 stock options were granted, exercisable at $2.40 per share for a period of five years.

b) On July 31, 2006, the Company made the final payment of US$383,000 for the El Coronel concessions.

c) Since the year end of June 30, 2006, 269,000 common shares have been issued upon exercise of stock options for total proceeds of $395,400.

d) On September 6, 2006 the Board of Directors of the Company received a letter from legal counsel for Mr. James Puplava, a director and significant shareholder of Kimber, making allegations against current management of the Company and advising that Mr. Puplava intends to commence a proxy battle with the objective of replacing the majority of the Board of Directors and current management of Kimber. Management will oppose Mr. Puplava's proxy solicitation. Management has made certain allegations against Mr. Puplava and the Board of Directors has appointed a committee of independent directors to retain and instruct special counsel, who is independent of Kimber, the director and management, for the purpose of investigating all allegations and making recommendations to the Board.

e) On September 12, 2006 an employee of Minera Monterde, S. de R.L. de C.V., a subsidiary of Kimber Resources Inc., was involved in a road collision with a group of cyclists while driving a truck owned by the subsidiary. Injuries and a fatality have been reported but details are yet to be confirmed. The financial impact of this event, if any, is indeterminable.

Critical Accounting Estimates

(The following estimates were made.)

Stock-based compensation – a non-cash cost determined by the Black Scholes Option Pricing Model ("BS"), a formula which is purported to represent the fair value for stock options granted and for warrants issued for services. The "BS" formula is subject to estimates of share price volatility and option/warrant life and does not necessarily generate values which are fair. Changes in these estimates will affect the values generated and may materially impact the loss recorded in the period.

Unproven Mineral Right Interests – represents costs incurred to date which management believes will be ultimately recoverable, but for which there is no assurance of recovery.

September 25, 2006

Changes in Accounting Policy

There were no changes to accounting policies adopted in the fiscal year ended June 30, 2006.

Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that material information is made known to the President and Chief Financial Officer and other officers and have concluded that its disclosure controls and procedures are effective.

Outstanding Share Data

The Company has one class of shares and there were 47,114,922 shares issued as at June 30, 2006. As at September 12, 2006 the Company had 47,383,922 shares issued and would have 52,334,388 outstanding on a fully diluted basis.

The Company has a stock option plan and at September 12, 2006 there were 3,368,800 options outstanding. Of the 3,368,800 options granted to employees, directors and consultants 2,461,460 have vested.

The Company has 1,566,666 warrants outstanding as at September 12, 2006 all exercisable at $1.80.

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, which statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

The Company is a mineral exploration company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report and in the notes to financial statements.

The Company's financial success is subject to general market conditions, which affect mining and exploration companies. The value of the Company's mineral resources and future operating profit and loss may be affected by fluctuations in precious metal prices, over which the Company has no control, although it may choose to hedge some of its future production. The cost of exploration and future capital and operating costs are affected by foreign exchange rates for the Canadian dollar, United States dollar and Mexican peso. The Company can mitigate the effects of these rate fluctuations, to some extent, through forward purchases. Because of its limited operating record and history of losses, it may not be able to hedge future risk to the extent it feels is warranted. The Company also competes with other mining companies, which are larger and have more economic resources to acquire prospective exploration properties or producing mines.

The Company also faces certain risks and uncertainties specific to its circumstances. The Company's ability to obtain financing to explore for mineral deposits and to continue and complete the exploration of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit. The Company has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined. While the Company has used its best efforts to secure title to all its properties and secured access to surface rights, these titles or rights may be disputed.

Additional risks and uncertainties are set out in the Company's Form 20-F available on SEDAR at www.sedar.com, and on the SEC website www.sec.gov under "Filings and Forms (EDGAR)".

D&H group
Chartered Accountants
over 50 years of quality service

AUDITORS' REPORT

To the Shareholders of
Kimber Resources Inc.

We have audited the consolidated balance sheets of Kimber Resources Inc. as at June 30, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years ended June 30, 2006, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2006 and 2005 and the results of its operations and cash flows for the years ended June 30, 2006, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

On September 1, 2006 we reported separately to the shareholders of Kimber Resources Inc. on the consolidated balance sheets as at June 30, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years ended June 30, 2006, 2005 and 2004 audited in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), which include a reconciliation to United States generally accepted accounting principles.

Vancouver, B.C.
September 1, 2006, except as to notes 13 (d), which is as of September 6, 2006, and 13 (e), which is as of September 12, 2006

"D&H Group LLP"
Chartered Accountants

D&H Group LLP
a B.C. Limited Liability Partnership of Corporations
member of BHD Association with affiliated offices across Canada and Internationally
10th Floor, 1333 West Broadway, Vancouver, B.C. V6H 4C1 ☐ www.dhgroup.ca ☐ F (604) 731-9923 ☐ T (604) 731-5881

(stated in Canadian dollars)

As at June 30	**2006**	2005
ASSETS		
Current Assets		
Cash and cash equivalents	$ 15,866,960	$ 4,288,648
Amounts receivable *(note 4 and 10)*	993,441	450,471
Due from related parties	—	16,702
Prepaid expenses	46,837	40,234
	16,907,238	4,796,055
Equipment *(note 6)*	603,347	436,736
Investment *(note 5)*	—	103,596
Unproven mineral right interests *(Schedule, note 2 & 3)*	21,749,820	11,601,330
	39,260,405	16,937,717
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	1,422,519	900,269
Due to related party	—	465
	1,422,519	900,734
Commitment *(note 14)*		
SHAREHOLDERS' EQUITY		
Share capital *(note 8)*	42,766,942	19,033,066
Contributed surplus *(note 9)*	1,796,853	1,366,406
Deficit	(6,725,909)	(4,362,489)
	37,837,886	16,036,983
	$ 39,260,405	$ 16,937,717

Nature of operations *(note 1)*

Subsequent events *(note 13)*

See Notes to Consolidated Financial Statements

Approved on behalf of the Board of Directors:

Robert V. Longe, Director

Michael E. Hoole, Director

CONSOLIDATED STATEMENTS OF UNPROVEN MINERAL RIGHT INTERESTS *(Note 2 & 3)*

(stated in Canadian dollars)

	June 30, 2004	Net Costs	June 30, 2005	Net Costs	June 30, 2006
MEXICO - Monterde					
Acquisition	$ 971,243	$ 525,103	$ 1,496,346	$ 742,262	$ 2,238,608
Exploration					
Amortization	12,665	45,289	57,954	64,062	122,016
Assays	556,514	647,785	1,204,299	827,288	2,031,587
Drilling	1,393,297	2,251,312	3,644,609	4,600,027	8,244,636
Engineering	197,864	175,667	373,531	636,299	1,009,830
Environmental study	133,382	288,034	421,416	225,175	646,591
Field, office	204,750	83,919	288,669	108,015	396,684
Geological, geophysical	716,653	861,051	1,577,704	1,300,005	2,877,709
Legal	116,424	86,051	202,475	98,408	300,883
Maps, reports, reproductions	148,581	148,346	296,927	217,230	514,157
Metallurgy	33,078	184,054	217,132	50,360	267,492
Road construction	228,864	435,658	664,522	321,967	986,489
Salaries and wages	86,070	96,743	182,813	124,794	307,607
Scoping study	11,392	—	11,392	—	11,392
Socioeconomic studies	—	—	—	26,619	26,619
Stakeholder costs	6,430	15,610	22,040	20,235	42,275
Supplies	204,276	182,130	386,406	516,519	902,925
Travel, accommodation	302,799	201,409	504,208	267,047	771,255
Third party recoveries	(9,931)	—	(9,931)	—	(9,931)
	4,343,108	5,703,058	10,046,166	9,404,050	19,450,216
	5,314,351	6,228,161	11,542,512	10,146,312	21,688,824
MEXICO - Setago Property					
Acquisition	1,219	3,355	4,574	2,178	6,752
Exploration					
Assays	5,567	—	5,567	—	5,567
Engineering	535	—	535	—	535
Field, office	413	—	413	—	413
Geological, geophysical	33,204	—	33,204	—	33,204
Maps, reports, reproductions	145	—	145	—	145
Road construction	7,695	—	7,695	—	7,695
Supplies	914	5	919	—	919
Travel, accommodation	5,766	—	5,766	—	5,766
	54,239	5	54,244	—	54,244
	55,458	3,360	58,818	2,178	60,996
MEXICO - Oribo Property					
Acquisition	8,726	(8,726)	—	—	—
Exploration					
Geological	2,858	(2,858)	—	—	—
Travel, accommodation	618	(618)	—	—	—
	3,476	(3,476)	—	—	—
	12,202	(12,202)	—	—	—
Total unproven mineral right interests	$ 5,382,011	$ 6,219,319	$ 11,601,330	$ 10,148,490	$ 21,749,820

See Notes to Consolidated Financial Statements

1. NATURE OF OPERATIONS

The Company is incorporated in British Columbia, Canada, and is involved in the acquisition and exploration of mineral right interests in Mexico. At the date of these financial statements, the Company has not yet determined whether any of its mineral rights contain economically recoverable mineral reserves. Accordingly, the carrying amount of deferred unproven mineral rights represents expenditures made to date and does not necessarily reflect present or future values. The recovery of these costs is dependent upon the discovery of economically recoverable mineral reserves and the ability of the Company to obtain the necessary financing to complete their exploration and development and to resolve any environmental, regulatory, or other constraints.

The Company has taken steps to verify title to its mineral right interests in accordance with industry standards for the current stage of exploration of these properties, however, these procedures do not guarantee that title to these rights may be subject to unregistered prior agreements or other undetected defects.

The Company does not generate cash flow from operations and accordingly, the Company will need to raise additional funds through future issuance of securities. Although the Company has been successful in raising funds in the past, there can be no assurance the Company will be able to raise sufficient funds in the future, in which case the Company may be unable to meet its obligations as they come due in the normal course of business. Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts on the balance sheet.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Basis of Presentation

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP) and are reconciled to U.S. GAAP in note 12.

The Company changed the description of its deferred mineral property costs in its prior year financial statements, to "unproven mineral right interests", upon the filing of its Form 20-F Registration Statement with the U.S. Securities and Exchange Commission in order to comply with their disclosure standards.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Minera Monterde S. de R.L. de C.V. (Mexico). Intercompany balances and transactions are eliminated on consolidation.

b) Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements, and the reported amounts of expenses incurred during the reporting period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations, stock compensation, impairment of deferred mineral right interests and amortization. Actual results could differ from those estimates.

c) Unproven Mineral Right Interests

Mineral right acquisition costs, exploration and direct field costs are deferred until the rights to which they relate are placed into production, at which time these deferred costs will be amortized over the estimated useful life of the rights following commencement of production, or written-off if the rights are disposed of. Administration costs and other exploration costs that do not relate to a specific mineral right are expensed as incurred.

Cost includes the cash consideration and the fair value of shares issued on the acquisition of mineral rights. Rights acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made. Proceeds from property option payments received by the Company are netted against the deferred costs of the related mineral rights, with any excess being included in operations.

Management reviews the carrying amounts of mineral rights on a periodic basis and will recognize impairment based upon current exploration results and upon assessment of the probability of profitable exploitation of the rights. Management's assessment of the mineral right's fair value is also based upon a review of other mineral right transactions that have occurred in the same geographic area as that of the rights under review.

d) Equipment

Equipment is carried at cost less accumulated amortization. Amortization is provided over the estimated useful life of the equipment using the declining balance method at an annual rate of 20% for office fixtures and equipment; 30% for computer equipment and automobiles; 100% for computer software and 10% for camp and equipment.

e) Translation of Foreign Currencies

The Company translates monetary items at the rate of exchange in effect at the balance sheet date. Non-monetary items are translated at average rates in effect during the period in which they are incurred. Expenses are translated at average rates in effect during the period except for amortization, which is translated using historical rates. Gains and losses resulting from the fluctuations in foreign exchange rates have been included in the determination of income (loss).

f) Investments

Investments are carried at cost and are classified as a non-current asset as the Company intends to hold them for a period greater than one year. A provision for impairment would be made if there were a loss in value that was believed to be other than temporary.

g) Loss Per Share

Basic earnings (loss) per share is computed based upon the weighted average number of common shares outstanding during the year. Fully diluted earnings per share is disclosed when the conversion, exercise or issuance of securities would have a dilutive effect on earnings per share. The Company has a loss per share and accordingly basic and fully diluted loss per share are the same.

h) Stock-Based Compensation

Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's stock, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate. The estimated fair value of awards of stock-based compensation are charged to expense as awards vest, with offsetting amounts recognized as contributed surplus.

i) Income Taxes

Income tax liabilities and assets are recognized for the income tax consequences attributable to differences between their carrying amounts in the financial statements and their tax bases. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be recognized. The Company has taken a valuation allowance against all of its potential tax assets.

j) Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of its fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at June 30, 2006, the Company does not have any asset retirement obligations.

k) Impairment of Long-Lived Assets

Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

l) Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, amounts receivable, amounts due from related parties and accounts payable and accrued liabilities, the fair value of which approximates their carrying value due to the short term to maturity. The fair value of the investment is approximated by its carrying amount.

The Company carries on business operations in Mexico and is exposed to foreign exchange risk due to fluctuations in the relative values of the Canadian dollar, the Mexican nuevo peso and the United States dollar. The Company currently does not use any financial instruments to reduce this exposure.

m) Cash Equivalents

Banker's acceptances maturing within 90 days of the original date of acquisition are considered to be cash equivalents.

n) Comparative Figures

Certain 2005 and 2004 figures have been reclassified to conform to the presentation used in the current year.

3. UNPROVEN MINERAL RIGHT INTERESTS

The Company's mineral rights are located in the State of Chihuahua, Mexico.

Monterde Property

The Monterde Property consists of the Monterde concessions, the contiguous El Coronel concessions and staked concessions. The entire Monterde Property comprises of 34 mineral concessions in the Sierra Madre in the State of Chihuahua, Mexico.

Monterde concessions
The Company owns a 100% interest in the Monterde concessions having acquired the concessions by payment of total consideration of US$1,054,900.

El Coronel concessions
The Company owns a 100% interest in the El Coronel mineral concessions by having made the payment of US$1,000,000, US$617,000 of which had been paid at June 30, 2006. The remaining US$383,000 was paid on July 31, 2006.

Staked concessions
The Company has a 100% interest in concessions that were staked adjacent to the Monterde concessions and El Coronel concessions. There are no payment obligations for these staked concessions aside from annual taxes.

Setago Property

The Company staked the Setago Property in 2004, which lies approximately 24 kilometres to the west of the Monterde Property and consists of one exploration concession. The property requires no payments, other than for annual taxes ($2,178 in 2006).

Oribo Property

The Company staked the Oribo Property in 2004. This property is located approximately 30 kilometres west of the Monterde Property and is comprised of 2 exploration concessions. In 2005, the Oribo Property was abandoned and written-off due to the difficulty of working in the area.

4. AMOUNTS RECEIVABLE

Amounts receivable at June 30, 2006 are comprised mainly of an IVA TAX refundable from the Government of Mexico. The IVA Tax is 15% of expenditures in Mexico and amounts due were $862,803 at June 30, 2006 (2005 - $293,701). The Company has received amounts due for IVA up to December 2005. The Company also is due a refund for an advance payment of $56,844 (2005 - $56,844) which was made to the Government of Mexico to acquire claims within the Monterde property in the 2004 fiscal year.

(stated in Canadian dollars)

5. INVESTMENT

On June 15, 2006 616800 B.C. Ltd. ("616800") redeemed 103,596 non-voting preferred shares held by the Company at $1 per share for a total of $103,596. As a result of the redemption the Company has a nil balance for investments at June 30, 2006. 616800's asset is 2,250,000 common shares of Jasper Mining Corporation, a publicly traded corporation. The Company has directors in common with 616800.

6. EQUIPMENT

		2006	
	Cost	Accumulated Amortization	Net value
Camp and equipment	$ 377,708	$ 67,838	$ 309,870
Camp vehicles	221,010	48,079	172,931
Computer equipment	126,776	48,600	78,176
Computer software	49,053	32,129	16,924
Office fixtures and equipment	36,216	10,770	25,446
	810,763	207,416	603,347

		2005	
	Cost	Accumulated Amortization	Net value
Camp and equipment	$ 342,538	$ 37,577	$ 304,961
Camp vehicles	54,220	24,235	29,985
Computer equipment	72,132	28,701	43,431
Computer software	45,398	5,983	39,415
Office fixtures and equipment	26,682	7,738	18,944
	540,970	104,234	436,736

7. SEGMENTED INFORMATION

	2006	2005	2004
Assets by geographic segment, at cost			
Canada			
Current	$ 15,613,404	$ 3,855,613	$ 3,284,694
Equipment	77,503	90,339	77,004
Investment	—	103,596	103,596
	15,690,907	4,049,548	3,465,294
Mexico			
Current	1,293,834	940,442	580,491
Unproven mineral right interests	21,749,820	11,601,330	5,382,011
Equipment	525,844	346,397	365,404
	23,569,498	12,888,169	6,327,906
	$ 39,260,405	$ 16,937,717	$ 9,793,200

8. SHARE CAPITAL AND RELATED INFORMATION

a) Authorized: 80,000,000 common shares without par value

b) Issued and outstanding:

	Number of Shares	Amount
Balance - June 30, 2003	15,175,084	$ 4,299,265
Private placements	2,040,000	1,428,000
Exercise of options	233,333	105,000
Exercise of warrants	9,953,123	5,415,438
Less share issue costs	—	(121,693)
	12,226,456	6,826,745
Balance - June 30, 2004	27,401,540	11,126,010
Private placements	4,600,324	7,065,002
Exercise of options	233,217	155,200
Exercise of warrants	1,497,747	1,119,315
Less share issue costs	—	(346,152)
Less stock-based-compensation	—	(86,309)
	6,331,288	7,907,056
Balance - June 30, 2005	33,732,828	19,033,066
Private placements	10,380,832	19,095,038
Exercise of options	549,570	540,218
Exercise of warrants	2,451,692	4,413,050
Less share issue costs	—	(644,307)
Reallocation from contributed surplus on exercise of options	—	329,877
	13,382,094	23,733,876
Balance – June 30, 2006	47,114,922	$ 42,766,942

c) Warrants

	2006	2005	2004
Balance - beginning of year	2,355,712	1,489,797	10,223,120
Issued	1,666,666	2,363,662	1,220,000
Expired	(4,020)	—	(200)
Exercised	(2,451,692)	(1,497,747)	(9,953,123)
Balance - end of year	1,566,666	2,355,712	1,489,797

At June 30, 2006, 1,566,666 warrants are outstanding which are exercisable at $1.80 per share to February 26, 2007.

(stated in Canadian dollars)

d) Stock Options

The Company's stock option plan allows the Company to grant up to 5,294,613 stock options, exercisable at the market price as determined on the last trading date preceding their grant, and vesting as to 1/3 of their number on the date of their grant and then 1/3 in each nine month period thereafter.

Summary of stock option activity:

	2006 Options Outstanding	Weighted avg exercise price	2005 Options Outstanding	Weighted avg exercise price
Balance, beginning of year	3,435,450	$1.11	2,874,667	$ 0.81
Granted	527,000	1.64	982,000	2.10
Issued	—	—	127,000	1.80
Exercised	(549,570)	1.26	(233,217)	0.72
Cancelled	(10,080)	1.80	(315,000)	2.01
Balance, end of year	3,402,800	$ 1.21	3,435,450	$ 1.11

Stock options outstanding and exercisable at June 30, 2006 are as follows:

Exercise price	Number outstanding	Number exercisable	Expiry date
$ 0.45	1,057,700	757,700	June 2007 - October 2007
0.46	30,000	30,000	February 2008
0.73	716,100	466,100	August 2008
2.05	175,000	175,000	January 2009
1.77	60,000	60,000	May 2009
2.14	772,000	772,000	October 2009
1.80	25,000	25,000	December 2009
1.70	40,000	26,666	April 2010
1.65	477,000	317,995	September 2010
1.50	50,000	16,666	December 2010
	3,402,800	2,647,127	

e) Private Placements

On September 9, 2004, the Company closed a brokered private placement for 1,270,000 units at a price of $1.50 per unit. Each unit consisted of one common share and half of one non-transferable share purchase warrant. One whole warrant entitles the holder to purchase an additional common share at a price of $1.80 until March 8, 2006. The agent received an 8% commission paid in cash and the agent and other members of the sales group received a non-transferable agent's option to purchase a total of 127,000 units at $1.80 per unit, consisting of one common share and one-half of one non-transferable share purchase warrant. One whole warrant will entitle the holder to purchase an additional common share at $1.80 until March 8, 2006. The Company also paid the agent a corporate finance fee of 40,000 units having the same terms as the units described above.

On February 10, 2005, the Company announced a non-brokered private placement of securities with three placees including a one-year, 5% convertible debenture of $2,000,000 to be issued to a director. Subsequently, the private placement units were over-subscribed and the convertible debenture with the director was not completed. On February 22, 2005 the Company closed a non-brokered private placement of 3,290,324 units to raise gross proceeds of $5,100,002 with four investment funds. All of the units were issued at a price of $1.55 per unit and each unit consists of one common share and one-half of a non-transferable share purchase warrant, with one whole warrant entitling the holder to purchase one additional common share at $1.80 until March 8, 2006. Two of the funds each purchased 1 million units. In addition, two other funds each purchased 645,162 units. A finder's fee of $31,000 was paid to an investment brokerage firm in respect of 1 million units.

On August 26, 2005, the Company closed a non-brokered private placement for 3,333,332 units at $1.50 per unit. Each unit consists of one common share and half of one non-transferable share purchase warrant. One whole warrant entitles the holder to purchase an additional common share at a price of $1.80 until February 26, 2007. There was a finder's fee of $40,000 paid on behalf of one of the placees.

On March 1, 2006 the Company closed brokered and non-brokered private placements of a total of 7,047,500 common shares at a price of $2.00 for gross proceeds of $14,095,000. Puplava Securities Inc. ("PSI") of San Diego, California acted as agent for the brokered private placement and Ms. Leanne Baker, Managing Director of Investor Resources LLC, acted as a consultant in the United States. The Company paid cash commissions of 5.5% on the brokered placements. Mr. James Puplava, a Director and major shareholder of the Company, and a principal of PSI, did not acquire shares through the placement (see Note 10). The non-brokered private placement was to institutional and accredited investors in Canada and offshore. Blackmont Capital Inc., Canaccord Capital Corp., and PSI received finder's fees of 5.5% of the proceeds raised on certain placements. The total commissions and finder's fees paid on the both brokered and non-brokered placements was $428,725. No warrants were issued to investors or agents in connection with the offering.

9. CONTRIBUTED SURPLUS AND STOCK-BASED COMPENSATION

The fair value of stock options granted are estimated using the Black-Scholes option pricing model with the following assumptions:

	2006	2005	2004
Risk-free interest rate	3.2 - 3.3	3.1 – 3.6	3.1 – 4.2%
Estimated share price volatility	41 - 45%	59 – 62%	79 – 137%
Expected life	1.5 - 5 years	1.5 – 5 years	1.5 – 5 years

Option pricing models require the use of estimates and assumptions including the expected volatility. Changes in these underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

(stated in Canadian dollars)

CONTRIBUTED SURPLUS (cont'd)

Stock-based-compensation has been recognized for the following grants:

Balance - June 30, 2002 and 2003	$ —
Options granted to employees and consultants	533,448
Warrants issued to agent for private placement	26,180
Balance and expense at June 30, 2004	559,628
Options granted to employees and consultants	720,469
Options granted to agent for private placement	86,309
Expense - June 30, 2005	806,778
Balance - June 30, 2005	$ 1,366,406
Options granted to employees and consultants	760,324
Options granted to agent for private placement	-
Expense - June 30, 2006	760,324
Share options exercised, transfer to share capital	(329,877)
Balance - June 30, 2006	$ 1,796,853

For stock options granted and not vested, compensation expense is recognizable in future periods as follows:

June 30, 2007	$ 240,014
June 30, 2008	—
	$ 240,014

10. RELATED PARTY TRANSACTIONS

Unless otherwise stated, related party transactions are measured at the exchange amount, being the amount of consideration established and agreed to by the related parties. Amounts due to or from related parties are unsecured, non-interest bearing and are due on demand.

Included in amounts receivable is $5,432 due from corporations with common directors as the Company, the majority of which was received by the Company subsequent to June 30, 2006.

During the year, commissions of $234,850 were paid to Puplava Securities Inc. ("PSI"). A director of the Company is a principal at PSI.

11. INCOME TAXES

Future income tax assets and liabilities of the Company as at June 30, 2006 and 2005 are as follows:

	2006	2005
Future income tax assets		
Losses carried forward	$ 3,911,000	$ 2,230,000
Share issue costs	315,000	235,000
Other	31,000	17,000
	4,257,000	2,482,000
Valuation allowance	(4,257,000)	(2,482,000)
Net future income tax assets	—	—

The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

	2006	2005
Income tax rate reconciliation		
Combined federal and provincial income tax rate	34.12%	35.62%
Expected income tax recovery	$ (761,000)	(620,000)
Share issue costs	(115,000)	(79,000)
Other	259,000	256,000
Unrecognized benefit of income tax losses	617,000	443,000
Actual income tax recovery	—	—

At June 30, 2006, the Company has non-capital losses of approximately $5,400,000 in Canada (which expire between 2007 and 2016) and $6,300,000 in Mexico available to reduce taxable income earned during future years. The potential future tax benefits relating to these amounts have not been reflected in the financial statements as their utilization is currently not considered likely.

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Under Canadian GAAP mineral exploration expenditures can be deferred on prospective mineral rights until such time as it is determined that further exploration work is not warranted, at which time the mineral right costs are written-off. Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the mineral rights are capable

(stated in Canadian dollars)

of economic commercial production. The following items (a) to (g) provide a summary of the adjustments required to reconcile Canadian GAAP to U.S. GAAP.

For the years ended June 30	2006	2005	2004
a) Assets			
Unproven Mineral Right Interests			
Unproven Mineral Right Interests – Canadian GAAP	$ 21,749,820	$ 11,601,330	$ 5,382,011
Less Unproven Mineral Right Interests	(21,749,820)	(11,601,330)	(5,382,011)
Unproven Mineral Right Interests - U.S. GAAP	—	—	—
b) Operations			
Net loss - Canadian GAAP	(2,363,420)	(1,825,982)	(1,513,811)
Unproven Mineral Right Interests expensed under U.S. GAAP	(10,148,490)	(6,233,812)	(3,654,415)
Net loss - U.S. GAAP	(12,511,910)	(8,059,794)	(5,168,226)
c) Deficit			
Closing deficit - Canadian GAAP	(6,725,909)	(4,362,489)	(2,536,507)
Adjustment to deficit for accumulated Unproven Mineral Right Interests expensed under U.S. GAAP	(21,749,820)	(11,601,330)	(5,382,011)
Closing deficit - U.S. GAAP	(28,475,729)	(15,963,819)	(7,918,518)
d) Cash Flows – Operating Activities			
Cash applied to operations - Canadian GAAP	(1,575,776)	(686,568)	(708,786)
Add net loss - Canadian GAAP	2,363,420	1,825,982	1,513,811
Less net loss - U.S. GAAP	(12,511,910)	(8,059,794)	(5,168,226)
Cash applied to operations - U.S. GAAP	(11,724,266)	(6,920,380)	(4,363,201)
e) Cash Flows – Investing Activities			
Cash applied - Canadian GAAP	(10,249,911)	(6,297,994)	(4,036,827)
Add Unproven Mineral Right Interests expensed - U.S. GAAP	10,148,490	6,233,812	3,654,415
Cash applied under U.S. GAAP	$ (101,421)	$ (64,812)	$ (382,412)

f) Stockholders' Equity

Common Stock

Under U.S. GAAP compensation expense must be disclosed for all stock options granted, requiring the Company to utilize either the intrinsic or the fair value based method of accounting for stock-based compensation. Under Canadian GAAP, no such costs or related disclosures were required to be recognized prior to 2002.

The Company, if required to report under U.S. GAAP, would elect to apply Accounting Principles Board Opinion No. 25: Accounting for Stock Issued to Employees ("APB 25") to account for all stock options granted in 2003 and to disclose on a pro-forma basis the effect of using a fair-value based method.

Under APB 25, compensation cost must be recognized for all compensatory stock options granted whenever the market price of the Company's shares on the date of grant exceeds the exercise price.

OTHER DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP

The following table discloses the pro-forma effect of accounting for stock-based compensation on net loss and net loss per share under U.S. GAAP for 2003. For the years ended June 30, 2006, 2005 and 2004 there is no difference in the Company's accounting disclosure for stock options between Canadian and U.S. GAAP.

	2003
Net loss under U.S. GAAP	$ (1,966,550)
Pro-forma effect of following SFAS 123	(12,976)
Pro-forma net loss following SFAS 123	(1,979,526)
Weighted-average number of shares under U.S. GAAP	10,708,817
Pro-forma loss per share following SFAS 123	$ (0.19)

g) Loss Per Share

Under Canadian GAAP, shares held in escrow and contingently issuable are included in the calculation of loss per share, however under U.S. GAAP, these shares are excluded until the shares are released for trading. Diluted loss per share is not presented as it is anti-dilutive. Diluted loss per share is not presented as it is anti-dilutive.

The following is a reconciliation of the numerators and denominators of the basic and fully diluted loss per share calculations:

For the years ended June 30	**2006**	2005	2004
Numerator: Net loss for the year under U.S. GAAP	$ (12,511,910)	$ (8,059,794)	$ (5,168,226)
Denominator: Weighted-average number of shares under Canadian GAAP	40,026,359	30,612,668	21,977,441
Adjustment required under U.S. GAAP (escrow shares)	—	—	—
Weighted-average number of shares under U.S. GAAP	40,026,359	30,612,668	21,977,441
Basic and fully diluted loss per share under U.S. GAAP	$ (0.31)	$ (0.26)	$ (0.24)

(stated in Canadian dollars)

13. SUBSEQUENT EVENTS

a) On July 18, 2006, 250,000 stock options were granted, exercisable at $2.40 per share for a period of five years.

b) On July 31, 2006, the Company made the final payment of US$383,000 for the El Coronel concessions.

c) Since the year end of June 30, 2006, 269,000 common shares have been issued upon exercise of stock options for total proceeds of $395,400.

d) On September 6, 2006 the Board of Directors received a letter from legal counsel for a director and significant shareholder of Kimber making allegations against current management and advising that he intends to commence a proxy battle with the objective of replacing the majority of the Board of Directors and current management.

e) On September 12, 2006 an employee of Minera Monterde, S. de R.L. de C.V., a subsidiary of Kimber Resources Inc., was involved in a road collision with a group of cyclists while driving a truck owned by the subsidiary. Injuries and a fatality have been reported but details are yet to be confirmed. The financial impact of this event, if any, is indeterminable.

14. COMMITMENT

The Company leases its premise under an operating lease which expires in the fiscal year ending June 30, 2011. The Company is obligated to make the following basic rent payments under its operating lease in each of the fiscal years ending:

June 30, 2007	$ 85,163
June 30, 2008	$ 85,163
June 30, 2009	$ 85,163
June 30, 2010	$ 88,438
June 30, 2011	$ 53,500
	$ 397,427

In addition, under the lease the Company has the obligation to pay its proportionate share of operating costs and taxes for the building.

DIRECTORS AND OFFICERS

Directors

R. Dennis Bergen
Clifford Grandison
Michael Hoole
Robert Longe
Luard Manning
James Puplava

Officers

Robert Longe *President & CEO*
Gordon Cummings *CFO*
Michael Hoole *Vice President & Corporate Secretary*
J. Byron Richards *Vice President, Engineering*
Darren Klinck *Vice President, Corporate & Investor Relations*

OFFICE

Canadian Office
Kimber Resources Inc.
215 - 800 West Pender Street
Vancouver, BC, Canada V6C 2V6

Telephone: 604 669.2251
Toll free: 1.866 824.1100
Fax: 604 669.8577
Email: info@kimberresources.com

Mexico Office
Minera Monterde S. de R.L. de C.V.
Camino al Campestre # 4302
Col. Quintas Campestre
CP 31214
Chihuahua, Chih. MEXICO

Telephone: 614 410.8344
Fax: 614 423.4664

AUDITORS

D&H Group LLP
10th Floor - 1333 West Broadway
Vancouver, B.C.
V6H 4C1

LEGAL COUNSEL

Stikeman Elliott LLP
Suite 1700, 666 Burrard Street
Vancouver, B.C. V6C 2X8

Holland & Hart
Suite 3200, 555 17th Street
Denver, CO 80202

Urias Romero y Asociados, S.C.
Suite 780 - 650 West Georgia Street
Vancouver, BC V6B 4N8

REGISTRAR & TRANSFER AGENT

Computershare Investor Services Inc.
2nd floor, 510 Burrard Street
Vancouver, BC V6C 3B9

Telephone: 604 661.9400

SHARE LISTING

American Stock Exchange *(Symbol: KBX)*
Toronto Stock Exchange *(Symbol: KBR)*

CAPITALIZATION *(as at September 12, 2006)*

Shares Outstanding: 47,383,922
Fully Diluted: 52,334,388

ANNUAL GENERAL MEETING

Tuesday, December 12, 2006
9:30 am

The Metropolitan Hotel
645 Howe Street
Vancouver, BC V6C 2Y9

WEBSITE

www.kimberresources.com

Girl from local village of Bolochi shown on back cover: Señorita Cadena Ola

Also on back cover: Hugo Vargas, Kimber geologist



KIMBER RESOURCES

215 - 800 West Pender Street
Vancouver, BC, Canada V6C 2V6

Telephone: 604 669.2251
Toll free: 1 866 824.1100
Fax: 604 669.8577

Email: info@kimberresources.com

AMEX: **KBX**

TSX: **KBR**